UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2020

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: October 22, 2020	By:	/s/ Wai Hang Wan
Name: Wai Hang Wan
Title: Chief Financial Officer

NEWS RELEASE

Nam Tai Provides Update on Litigation Filed by IsZo Capital Management

SHENZHEN, China, and TORTOLA, British Virgin Islands, October 22, 2020 -- Nam Tai Property Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTP) today provided an update on the litigation filed by IsZo Capital LP (together with its affiliates, "IsZo") against the Company in the Eastern Caribbean Supreme Court in the High Court of Justice in the British Virgin Islands (the “Court”).

Following a Court hearing on October 19, 2020, the interim injunction previously ordered by the Court on October 14, 2020, expired, in lieu of which Nam Tai voluntarily agreed to provide certain undertakings to the Court. These undertakings provide restrictions that are essentially similar to those imposed by the temporary injunction, and will remain in place until the Court has the opportunity to consider additional details and evidence related to these matters. A ruling regarding the undertakings is expected following a subsequent hearing scheduled for November 30, 2020. The trial at which the main claims in the litigation will be heard is scheduled to commence on January 29, 2021, and is expected to be heard on various dates through early March 2021.

The Company strongly believes IsZo’s litigation to be baseless and it intends to defend itself vigorously in relation to the claims made.

Nam Tai’s private placement transaction with affiliates of Kaisa Group Holdings Ltd. ("Kaisa") and a large-scale integrated financial group based in Hong Kong was necessary in order to mitigate meaningful risks to the Company’s financial stability triggered by IsZo’s actions against Nam Tai. These risks included and were not limited to the following:

•

In the days prior to the transaction, Nam Tai's lending banks notified Nam Tai that substantial uncertainties may be cast upon the Company's operations and management control in light of recent actions taken by IsZo.

•

The difficulties which small real estate companies, such as Nam Tai, face in obtaining bank financing in China. If Nam Tai were to lose its relationship with Kaisa, which could be the case if IsZo's majority slate of nominees were elected to the Board, the Company would face significant risk of key loans being canceled, leading to substantial issues with its operating and construction works.

•

The requisition notice and further actions related to a potential change in control pursued by IsZo could be a material adverse change which would trigger an early repayment of outstanding loans demanded by the banks under relevant loan covenants. Such risk has not been made clear by IsZo.

The Company will continue to take actions in the best interest of all shareholders. As part of its strategy, Nam Tai is committed to building the Company into a leading operator of industrial ecosystems in China.

Forward-looking Statement and Factors that Could Cause our Share Price to Decline

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "might", "can", "could", "will", "would", "anticipate", "believe", "continue", "estimate", "expect", "forecast", "intend", "plan", "seek", or "timetable". These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this press release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer and operator, mainly conducting business in Mainland China. Our main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area ("Greater Bay Area") and Wuxi, China, of which the three plots in Shenzhen will be developed into Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. We plan to build these technology parks into landmark parks in the region and provide high-quality industrial offices, industrial service spaces and supporting dormitories to the tenants. Based on the experience of developing and operating technology parks and an industrial relationship network accumulated over the past 40 years, we have also exported the operation model of technology parks to other industrial properties. Through an asset-light model, we have leased industrial properties for repositioning and business invitation. We will also expand the commercial and residential property business in China as an auxiliary development strategy of the Company. As the growth prospects of China maintain, we shall seize development opportunities in the Greater Bay Area and other first- and second-tier cities in China, and continue to strengthen and expand the business of industrial real estate, and commercial and residential properties. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: "NTP"). Please refer to our corporate website (https://www.namtai.com/) or the SEC website (www.sec.gov) for our press releases and financial statements.

Contacts

Media and Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn